November 28, 2017

Via EDGAR

Mr. Andrew Me

Ms. Beverly A. Singleton

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549-7010

Mail Stop 3561

Re:BJs Restaurants, Inc.

Form 10-K for the Year Ended January 3, 2017

Filed February 28, 2017

File No. 000-21423

Dear Mr. Mew and Ms. Singleton:

On behalf of BJ's Restaurants, Inc. (the "Company"), I am responding to the letter of Andrew Mew, Senior Assistant Chief Accountant – Office of Transportation and Leisure, dated November 13, 2017, relating to the above-referenced annual report on Form 10-K. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment above each of our responses.

Comment:

Form 10-K for the Fiscal Year Ended January 3, 2017

Management’s Discussion and Analysis, page 43

Liquidity and Capital Resources, page 47

1.Please expand the table of your key measurements pertaining to cash provided by operating activities and capital expenditures, to include data for each year in which statements of cash flows are provided. In this regard, the earliest of the three years was not presented. Also, please tell us what consideration you give to disclose your cash flows from financing activities in the table. In addition, the narrative disclosure should be expanded to discuss your cash flows from operating, investing and financing activities for each year in which statements of cash flows are presented in the filing. Refer to note 1 of the Instructions to paragraph 303(a) of Regulation S-K where the discussion should be based on each year in which financial statements are presented in the filing.

Response:

We note the Staff's comment and future filings will expand our key measurements pertaining to cash flows to reflect all three years presented and expand our narrative to discuss cash flows from operating, investing and financing activities. For your reference and information, a sample revised version of Liquidity and Capital Resources for the year ended January 3, 2017, reflecting the requested change is attached to this letter as Exhibit A.

Comment:

Form 10-K for the Fiscal Year Ended January 3, 2017

Management’s Discussion and Analysis, page 43

Contractual Obligations and Commitments, page 53

2.Please consider expanding the other obligations section to disclose, at a minimum, the amount of scheduled interest payments on your long-term debt obligations. You may determine the appropriate methodology to estimate the interest payments. Your methodology and significant assumptions should be disclosed in a footnote to the table. If the amount of interest on variable rate debt cannot be reliably estimated, please disclose this fact and state the significant terms of the obligation. We refer you to FR-83, Section II.C for guidance.

Response:

We note the Staff's comment and future filings will expand our other obligations section to disclose scheduled interest payments on our long-term debt obligations.  For your reference and information, a sample revised version of Contractual Obligations and Commitments for the year ended January 3, 2017, reflecting the requested change is attached to this letter as Exhibit B.

In addition to our responses listed above to your comments, the Company acknowledges that it is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to call me at (714) 500-2440 if you have any further comments or questions regarding this response.

We greatly appreciate you taking the time to review our filings and providing us the comments above so that we may improve our disclosures in our future filings.

Sincerely,

/s/ Gregory Levin

Gregory Levin

Chief Financial Officer

BJ’s Restaurants, Inc.

EXHIBIT A

Sample Liquidity and Capital Resources

LIQUIDITY AND CAPITAL RESOURCES

General

The following tables set forth, for the periods indicated, a summary of our key liquidity measurements (dollar amounts in thousands):

	January 3, 2017	December 29, 2015
Cash and cash equivalents	$22,761	$34,604
Net working capital	$(48,625)	$(23,891)
Current ratio	0.6:1.0	0.8:1.0

Our capital requirements are driven by our fundamental financial objective to improve total shareholder return through new restaurant expansion plans and restaurant enhancements and initiatives. In addition, we want to maintain a flexible and prudent balance sheet to provide the financial resources necessary to manage the risks and uncertainty of conducting our business operations in a mature segment of the restaurant industry. In order to achieve these objectives we use a combination of operating cash flows, funded debt and landlord allowances. Over the last several years we have been augmenting our strong cash flow from operations by increasing our funded debt and using these proceeds to return capital to shareholders in the form of share repurchases. A dividend might be considered by our Board of Directors in the future as part of our total shareholder return objective.

We currently estimate the total domestic capacity for BJ’s restaurants to be at least 425, given the size of our current restaurant prototype and the current structure of the BJ’s concept and menu. We expect to fund our growth plans from our ongoing operations, our cash balance on hand, proceeds from employee stock option exercises, tenant improvement allowances from our landlords and our $250 million Credit Facility. However, depending on the expected level of new restaurant development, tenant improvement allowances that we receive from our landlords, other planned capital investments including ongoing maintenance capital expenditures, and results from our ongoing operations, we may not generate enough cash flow from operations to completely fund our plans. In addition, any significant increase in our share repurchase activity may impact our capital resources available. Accordingly, we continue to actively monitor overall conditions in the capital and credit markets with respect to the potential sources and the timing of additional financing in order to enhance total shareholder return. However, there can be no assurance that such financing will be available when required or available on terms acceptable to us. If we are unable to secure additional capital resources, we may be required to reduce our planned rate of expansion, share repurchase activity or other shareholder return initiatives.

Similar to many restaurant chains, we typically utilize operating lease arrangements (principally ground leases) for the majority of our restaurant locations. We believe our operating lease arrangements provide appropriate leverage for our capital structure in a financially efficient manner. However, we are not limited to the use of lease arrangements as our only method of opening new restaurants and from time to time have purchased the underlying land for new restaurants. While our operating lease obligations are not required to be reflected as indebtedness on our Consolidated Balance Sheets, the minimum rents and other related lease obligations, such as common area expenses, under our lease agreements must be satisfied by cash flows from our ongoing operations. Accordingly, our lease arrangements reduce, to some extent, our capacity to utilize debt in our capital structure.

We typically lease our restaurant locations for periods of 10 to 20 years under operating lease arrangements. Our rent structures vary from lease to lease, but generally provide for the payment of both minimum and contingent (percentage) rent based on sales, as well as other expenses related to the leases (for example, our pro-rata share of common area maintenance, property tax and insurance expenses). Many of our lease arrangements include the opportunity to secure tenant improvement allowances to partially offset the cost of developing and opening the related restaurants. Generally, landlords recover the cost of such allowances from increased minimum rents. However, there can be no assurance that such allowances will be available to us on each project. From time to time, we may also decide to purchase the underlying land for a new restaurant if that is the only way to secure a highly desirable site. Currently, we own the underlying land for four of our operating restaurants and our Texas brewpub locations. We also own two parcels of land adjacent to two of our operating restaurants. It is not our current strategy to own a large number of land parcels that underlie our restaurants.

Therefore, in many cases we subsequently enter into sale-leaseback arrangements for land parcels that we may purchase. We disburse cash for certain site-related work, buildings, leasehold improvements, furnishings, fixtures and equipment to build our leased and owned premises. We own substantially all of the equipment, furniture and trade fixtures in our restaurants and currently plan to do so in the future.

We also require capital resources to evolve, maintain and increase the productive capacity of our existing base of restaurants and brewing operations and to further expand and strengthen the capabilities of our corporate and information technology infrastructures. Our requirement for working capital is not significant since our restaurant customers pay for their food and beverage purchases in cash or credit cards at the time of the sale. Thus, we are able to sell many of our inventory items before we are required to pay our suppliers for such items.

Cash Flows

The following tables set forth, for the years indicated, our cash flows from operating, investing, and financing activities (dollar amounts in thousands):

	Fiscal Year
	2016	2015	2014
Net cash provided by operating activities	$138,359	$127,224	$100,040
Net cash used in investing activities	(104,852)	(82,592)	(65,190)
Net cash used in financing activities	(45,350)	(40,711)	(27,162)
Net (decrease) increase in cash and cash equivalents	$(11,843)	$3,921	$7,688

Operating Cash Flows

Net cash provided by operating activities was $138.4 million during fiscal 2016, representing an $11.1 million increase from the $127.2 million provided during fiscal 2015. The increase in cash from operating activities for fiscal 2016, in comparison to fiscal 2015, is primarily due to the timing of the collection of credit card related accounts receivable and the $6.0 million lease termination fee receivable, coupled with an increase in payroll related accruals as a result of the impact of the 53rd operating week and greater depreciation and amortization, offset by the timing of prepaids and other current assets.

Net cash provided by operating activities was $127.2 million during fiscal 2015, representing a $27.2 million increase from the $100.0 million provided during fiscal 2014.  The increase in cash from operating activities for fiscal 2015, in comparison to fiscal 2014, is primarily due to higher net earnings from operations as well as the timing of the collection of credit card related accounts receivable, prepaids and other current assets and deferred lease incentives, offset by the timing of accounts payable and our lease termination gain.

Investing Cash Flows

Net cash used in investing activities was $104.9 million during fiscal 2016, representing a $22.3 million increase from the $82.6 million used in fiscal 2015. The increase over prior year is primarily due to an increased investment in new restaurant openings.

Net cash used in investing activities was $82.6 million during fiscal 2015, representing a $17.4 million increase from the $65.2 million used in fiscal 2014. The increase over prior year is primarily due to less sales leaseback proceeds and no proceeds from marketable security sales, as all securities were liquidated in fiscal 2014.

The following table sets forth, for the years indicated, the components of capital expenditures (dollar amounts in thousands):

	Fiscal Year
	2016	2015	2014
New restaurants	$86,960	$69,376	$74,306
Restaurant maintenance and key productivity initiatives	21,670	16,403	13,095
Restaurant and corporate systems	733	291	723
Total capital expenditures	$109,363	$86,070	$88,124

We expect to open 10 new restaurants in fiscal 2017, and we have entered into signed leases, land purchase agreements or letters of intent for all of our potential restaurant locations. While we expect our capital expenditures to remain significant, the reduction of restaurant openings in fiscal 2017 will reduce our capital expenditure spend as compared to fiscal 2016. The decision to reduce our pace of expansion will generate increased free cash flow and provide added flexibility to our financial condition. It will also allow us to allocate greater resources to our core base of established restaurants to improve sales and profitability. While our new restaurant unit economics remain solid and warrant continued capital allocation, we will also opportunistically repurchase shares funded by our excess cash flow from operations, combined with a prudent amount of funded debt, to support our commitment to drive total shareholder returns.

We currently anticipate our total capital expenditures for fiscal 2017, including all expenditure categories, to be approximately $80 million to $90 million. We expect to fund our anticipated capital expenditures for fiscal 2017 with our current cash balance on hand, expected cash flows from operations, proceeds from sale-leaseback transactions, expected tenant improvement allowances and our line of credit. Our future cash requirements will depend on many factors, including the pace of our expansion, conditions in the retail property development market, construction costs, the nature of the specific sites selected for new restaurants, and the nature of the specific leases and associated tenant improvement allowances available, if any, as negotiated with landlords.

Financing Cash Flows

Net cash used in financing activities was $45.4 million during fiscal 2016, representing a $4.6 million increase from the $40.7 million used in fiscal 2015. Cash used in financing activities were primarily used to fund the Company’s share repurchase program of $95.0 million during fiscal 2016.  The increase over prior year is primarily due less proceeds from the exercise of stock options and lower excess tax benefits from stock-based compensation, partially offset by an increase in net borrowings

Net cash used in financing activities was $40.7 million during fiscal 2015, representing a $13.5 million increase from the $27.2 million used in fiscal 2015. Cash used financing activities were primarily to fund the Company’s share repurchase program of $95.5 million during fiscal 2015.  The increase over prior year is primarily due to less net borrowings coupled with less proceeds from the exercise of stock options.

We have a $250 million unsecured revolving line of credit that expires on November 18, 2021, and may be used for working capital and other general corporate purposes. We utilize the Credit Facility principally for letters of credit that are required to support certain of our self-insurance programs, to fund a portion of the Company’s announced stock repurchase program and for working capital and construction requirements as needed.

From time to time, we will evaluate opportunities to acquire and convert other restaurant locations or entire restaurant chains to the BJ’s restaurant concept. In the future we may consider joint venture arrangements to augment BJ’s expansion into new markets or we may evaluate non-controlling investments in other emerging restaurant concepts that offer complementary growth opportunities to our BJ’s restaurant operations. Currently, we have no binding commitments (other than the signed leases or land purchase agreements set forth in Item 1 - Business - “Restaurant Site Selection and Expansion Objectives” of this Annual Report on Form 10-K) or agreements to acquire or convert any other restaurant locations or chains to our concept, or to enter into any joint ventures or non-controlling investments. However, we would likely require additional capital resources to take advantage of any of these growth opportunities should they become feasible.

We depend on our expected cash flows from operations, coupled with agreed-upon landlord tenant improvement allowances and sale-leaseback proceeds, to fund the majority of our planned capital expenditures. If our business does not generate enough cash flows from operations as expected, or if our landlords are unable to honor their agreements with us, or if we are unable to successfully enter in a sale-leaseback transaction and replacement funding sources are not otherwise available to us from borrowings under our Credit Facility or other alternatives, we may not be able to expand our operations at the pace currently planned.

We currently do not pay any dividends to our shareholders. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our financial condition, operating results, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Our Credit Facility contains, and debt instruments that we enter into in the future may contain, covenants that place limitations on the amount of dividends we may pay.

As of fiscal 2016, we have cumulatively repurchased approximately $290.5 million shares in accordance with our approved share repurchase plan. We repurchased approximately $95.0 million of these shares during fiscal 2016. The share repurchases were executed through open market purchases, and future share repurchases may be completed through the combination of individually negotiated transactions, accelerated share buyback, and/or open market purchases. As of fiscal 2016, we have approximately $59.5 million available under our current $350 million share repurchase plan approved by our Board of Directors. Our Credit Facility does not contain any restrictions on the amount of borrowings that can be used to make share repurchases as long as we are in compliance with our financial and non-financial covenants.

EXHIBIT B

Sample Contractual Obligations and Commitments

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes our future estimated cash payments under existing contractual obligations as of January 3, 2017, including estimated cash payments due by period (in thousands).

Payments Due by Period
	Total	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years
Contractual Obligations:
Operating leases (1)	$586,422	$45,685	$88,650	$84,249	$367,838
Purchase obligations (2)	28,721	8,827	12,273	5,098	2,523
Total	$615,143	$54,512	$100,923	$89,347	$370,361

Other Obligations:
Long-term debt	$148,000	$–	$148,000	$–	$–
Interest (3)	7,642	2,543	5,099	–	–
Standby letters of credit	14,503	14,503	–	–	–
Total	$170,145	$17,046	$153,099	$–	$–

(1)	For more detailed description of our operating leases, refer to Note 5 in the accompanying Consolidated Financial Statements.
(2)	Amounts represent non-cancelable commitments for the purchase of goods and other services.
(3)

We have assumed $148.0 million remains outstanding under our Credit Facility until the maturity date of November 18, 2021, using the interest rate in effect on January 3, 2017, which was approximately 1.72%.

Additionally, we have entered into lease agreements related to future restaurants with commencement dates subsequent to January 3, 2017. Our aggregate future commitment relating to these leases is $3.5 million and is not included in operating leases above.